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ORIGIN INVESTMENT GROUP
One Magnificent Mile                                              (312) 988-4836
980 North Michigan Avenue, Suite 1400                         (312) 819-0188 fax
Chicago, Illinois 60611


VIA EMAIL AND FACSIMILE

July 24, 2000

Mr. Kent Busse
President
Transition/1 Management Accounting Systems, Inc.
2525 Cherry Avenue, Suite 350
Long Beach, CA  90806

     Re: Proposal to Purchase Transition/1 Management Accounting Systems, Inc. Capital Stock

Dear Mr. Busse:

This letter is intended to summarize the principal terms of a proposal being considered by Origin Investment Group, Inc. (the "Buyer") regarding its possible acquisition of all of the outstanding capital stock of Transition/1 Management Accounting Systems, Inc. (the "Company") from yourself and all other individuals and entities who are the Company's stockholders (the "Sellers"). In this letter,
(i) the Buyer and the Sellers are sometimes called the "Parties," (ii) the Company and its subsidiaries, if any, are sometimes called the "Target Companies," and (iii) the Buyer's possible acquisition of the stock of the Company is sometimes called the "Possible Acquisition."

PART ONE

The Parties wish to commence negotiating a definitive written acquisition agreement providing for the Possible Acquisition (a "Definitive Agreement"). To facilitate the negotiation of a Definitive Agreement, the Parties request that Buyer's counsel prepare an initial draft. The execution of any such Definitive Agreement would be subject to the satisfactory completion of Buyer's ongoing investigation of the Target Companies' business, and would also be subject to approval by the Buyer's Board of Directors.

Based on the information currently known to the Buyer, it is proposed that the Definitive Agreement include the following terms:

1. BASIC TRANSACTION

The Sellers would sell all of the outstanding capital stock of the Company to the Buyer at the price (the "Purchase Price") set forth in Paragraph 2 below.



2. PURCHASE PRICE

2.1. The Purchase Price will be the sum of the following payments described herein, subject to agreed upon adjustments to the Purchase Price, as determined by Buyer and Sellers, where such adjustment(s) arise, if at all, after the completion of a financial due diligence investigation by Buyer's independent accounting firm with respect to the Company's current financial condition and the completion of an independent audit of the Company's operations for twelve
(12) months ending December 31, 1999.

Upon Payment of the Purchase Price, and subject to the terms set forth hereinbelow, Sellers will transfer all issued and outstanding shares of capital stock of the Company to Buyer. The Purchase Price shall consist of the following:

2.1.1 Payment At Closing. The Purchase Price shall be, subject to adjustments defined above, three million five hundred thousand dollars ($3,500,000), payable as follows: At the Closing of the Possible Acquisition, Buyer will make a cash payment in the amount of five hundred thousand dollars ($500,000.00) and issue one million (1,000,000) shares ("Minimum Shares") of Buyer's common stock to Sellers, at a minimum value of $2.50 per share of common stock which Buyer represents will be the closing bid price of its common stock on the date of closing. In the event that said bid price is below $2.50 on the date of closing, Buyer will issue additional shares to Sellers such that the aggregate value of all shares issued to Sellers will be equal to two million five hundred thousand dollars ($2,500,000.00). In the event that the closing bid price of Buyer's common stock exceeds $2.50 closing bid price on the date of closing, Buyer agrees not to reduce the aggregate amount of shares issued to Sellers below 1,000,000 shares.

3. EMPLOYMENT AND NON-COMPETITION AGREEMENTS

At the Closing:

3.1 the Company would enter into four (4) year employment agreements with participation rights in Buyer's 1999 Employee Stock Incentive Plan and 1999 Management Incentive Program, with members of the Company's management and other key personnel (together "Key Employees"), subject to Buyer approval, under which the Key Employees would agree to continue to serve in their respective capacities; and

3.2 each Key Employee would execute a four (4) year non-competition agreement in favor of the Buyer and the Company which shall commence from the date of closing of the Possible Acquisition.

4. OTHER TERMS

The Sellers would make comprehensive representations and warranties to the Buyer, and would provide comprehensive covenants, indemnities and other protections for the benefit of the Buyer. The consummation of the contemplated transactions by the Buyer would be subject to the satisfaction of various conditions, including:

4.1 Approval of transfer of ownership and control of the Company and the satisfactory continuation of all existing distributorship contracts between the Company and various product distributors, including, but not limited to, the following product manufacturers:

1)       Epicor (existing ASP licensing agreement)
2)       PSINet
3)       Citrix
4)       ProCarta

     4.2 Mr. Kent Busse and Mr. Jeffrey Landau accept nominations and responsibilities to serve in either managerial or directorial capacities within Origin Investment Group, Inc. for a minimum period of one (1) year from the date of the close of the Possible Acquisition. The Parties agree that these will be salaried and/or stock incentivized positions.

4.3 All present shareholders and key personnel to be identified agree to execute a four (4) year non-competition agreement in favor of the Buyer and the Company which shall commence from the date of Closing.

4.4 Conduct Normal Operations: Sellers agree to operate the Company diligently and to refrain from entering into any transactions that are not commonly associated with the conduct of normal operations during the period between the Signing Date and the Closing of the Possible Acquisition.

     4.5 Material Adverse Change: There shall have been no material adverse changes in the condition of the Company (financial or ------------------------- otherwise) or the assets since the date of this letter up to the time of closing.

4.6 No Agreements on Assets or Business: Buyer shall be satisfied that there is no fact not disclosed by the Company or the Sellers which, if known to Buyer, might reasonably be expected to have a material adverse effect on the value of the Company.

4.7 Dividends, Shareholder Loans and Bonuses Payable: No dividends or shareholder loans or bonuses shall be payable between the Signing Date herein, to and including the Closing of the Possible Acquisition. All monthly note payments, if any, to shareholders will cease as of the date of closing of the Possible Acquisition and will not be accelerated at any time prior to the closing in contemplation of this Possible Acquisition.

4.8 Financial Capability: Buyer shall provide Sellers with a statement of an escrow account established by Buyer which indicates at least one million dollars ($1,000,000.00) of available funds deposited. Said showing of financial capability will be made on or before fifteen (15) business days of the Signing Date herein.

4.9 Further Investment within Company: Buyer agrees to further invest an additional two million dollars ($2,000,000.00) over the next ten (10) months after the date of closing of the Possible Acquisition into the Company which will be payable in the form of four equal installments of five hundred thousand dollars ($500,000.00), due and payable as follows:

4.9.1 First Installment: Due and payable to Company on the date of Closing of the Possible Acquisition; 4.9.2 Second Installment: Due and payable to Company within 90 days of the date of Closing of the Possible Acquisition; 4.9.3 Third
Installment: Due and payable to Company within 180 days of the date of Closing of the Possible Acquisition; 4.9.4 Fourth Installment: Due and payable to Company within 270 days of the date of Closing of the Possible Acquisition.

     Notwithstanding the First Installment, which shall be used by the Company for working capital, purchase of hardware, to hire additional technical and sales staff, and to further its marketing strategies in delivering its products and services to the marketplace, each further investment will be contingent upon certain agreed upon milestones of business success of the Company which will be determined by the Parties prior to the date of Closing. The Parties agree that Installments Two, Three and Four are contingent upon the continued success of the Company.

4.10 The Parties agree that Company's broker fees in the amount of one hundred twenty thousand dollars ($120,000.00) payable to Martin Wolf & Associates shall be paid out of the Closing escrow account and shall be condition precedent to the Closing.

PART TWO

The following paragraphs of this letter (the "Binding Provisions") are the legally binding and enforceable agreements of the Buyer and each Seller.

1.       Due Diligence and Access to Record

Up to and including the Closing Date, the Seller and the Company will provide to the Buyer and its respective professional representatives access to all information (including consents as required) and shall be permitted to make full and complete investigation of the assets, properties, business affairs and the financial conditions of the other, including access to books, records, financial agreements, contracts and other documents relating to their operations which either may reasonably request. The extent of investigation to be conducted on Sellers and certain Company affiliates will be in obtaining credit reports and running nationwide public record searches.

Except with the prior consent of the other, neither party will disclose to any person other than their respective professional advisors, bankers, investment bankers, and consultants any non-public information concerning the Seller and Company and its business which either receives from the other or their respective agents in the course of their due diligence or the negotiation of the Agreement contemplated hereunder.

2. EXCLUSIVE DEALING

Until the later of (i) fifteen (15) business days or (ii) the Termination Date:

2.1 the Sellers will not and will cause the Target Companies not to, directly or indirectly, through any representative or otherwise, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept, or consider any proposal of any other person relating to the acquisition of the Target Companies, their assets or business, in whole or in part, whether directly or indirectly, through purchase, merger, consolidation, or otherwise (other than sales of inventory in the ordinary course); and

2.2 the Sellers will immediately notify the Buyer regarding any contact between the Sellers, the Target Company or their respective representatives and any other person regarding any such offer or proposal or any related inquiry.

3. CONDUCT OF BUSINESS

During the period from the Signing Date until the Termination Date, the Sellers shall cause the Company to operate their business in the ordinary course and to refrain from any extraordinary transactions.

4. CONFIDENTIALITY

Except as and to the extent required by law, the Buyer will not disclose or use, and will direct its representatives not to disclose or use to the detriment of the Sellers or the Company, any Confidential Information (as defined below) with respect to the Company furnished, or to be furnished, by either Seller, the Company, or their respective representatives to the Buyer or its representatives at any time or in any manner other than in connection with its evaluation of the transaction proposed in this letter. For purposes of this Paragraph, "Confidential Information" means any information about the Target Companies stamped "confidential" or identified in writing as such to the Buyer by the Sellers promptly following its disclosure, unless (i) such information is already known to the Buyer or its representatives or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of the Buyer or its representatives, (b) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the Possible Acquisition, or (c) the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings. Upon the written request of the Sellers, the Buyer will promptly return to the Sellers or the Company or destroy any Confidential Information in its possession and certify in writing to the Sellers that it has done so.

5. ENVIRONMENTAL LIABILITY

Except as set out in the Definitive Agreement, the Seller and the Company are in compliance with all applicable legal requirements with respect to the environment except for failures which do not have a material adverse affect.

Further, the Sellers and the Company represent and warrant to the Buyer the following:

5.1 to the best of their knowledge, they are in compliance with all applicable environment laws and in compliance with all permits; and

5.2 the Sellers and Company have neither received any environmental notice which has not been resolved to the satisfaction of the applicable regulatory authority, nor does the Seller or Company know or have any reasonable grounds to know, to the best of their knowledge, of any facts which could give rise to an environmental notice.

6. COSTS

Notwithstanding (a) the assumption of payment of fees due Martin Wolf & Associates to be borne by Buyer, and (b) the direct travel costs incurred by Sellers and Company's affiliates in connection with the Possible Acquisition to be borne by Buyer, Buyer and each Seller will be responsible for and bear all of its own costs and expenses (including any fees and the expenses of its representatives) incurred at any time in connection with pursuing or consummating the Possible Acquisition.

7. CONSENTS

During the period from the Signing Date until the Termination Date, the Buyer and each Seller will cooperate with each other and proceed, as promptly as is reasonably practical, to prepare all applicable consents needed from regulatory authorities as necessary in contemplation of this transaction.

8. ENTIRE AGREEMENT

The Binding Provisions constitute the entire agreement between the parties, and supersede all prior oral or written agreements, understandings, representations and warranties, and courses of conduct and dealing between the parties on the subject matter hereof. Except as otherwise provided herein, the Binding Provisions may be amended or modified only by a writing executed by all of the parties.

9. GOVERNING LAW

The Binding Provisions will be governed by and construed under the laws of the State of California without regard to conflicts of laws principles.

10. JURISDICTION: SERVICE OF PROCESS

Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Letter may be brought against any of the parties in the courts of the State of California, County of Los Angeles, or, if it has or can acquire jurisdiction, in the United States District Court for the Central District of California, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.



11. TERMINATION

The Binding Provisions will automatically terminate on August 31, 2000 and may be terminated earlier upon written notice by either party to the other party unilaterally, for any reason or no reason, with or without cause, at any time; provided, however, that the termination of the Binding Provisions will not affect the liability of a party for breach of any of the Binding Provisions prior to the termination. Upon termination of the Binding Provisions, the parties will have no further obligations hereunder, except as stated in Paragraphs 2,4,7,8,9,10,11 and 12 of this Part Two, which will survive any such termination.

12. COUNTERPARTS

This Letter may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Letter and all of which, when taken together, will be deemed to constitute one and the same agreement.

13. NO LIABILITY

The paragraphs and provisions of Part One of this letter do not constitute and will not give rise to any legally binding obligation on the part of any of the Parties or any of the Target Companies. Moreover, except as expressly provided in the Binding Provisions (or as expressly provided in any binding written agreement that the Parties may enter into in the future), no past or future action, course of conduct, or failure to act relating to the Possible Acquisition, or relating to the negotiation of the terms of the Possible Acquisition or any Definitive Agreement, will give rise to or serve as a basis for any obligation or other liability on the part of the Parties or any of the Target Companies.

If you are in agreement with the foregoing, please sign and return one (1) copy of this letter agreement, which thereupon will constitute our agreement with respect to its subject matter.

Very truly yours,

BUYER:

By:         /S/ OMAR A. RIZVI

Name:       Omar A. Rizvi, Esq., LL.M.
Title:      Chairman of the Board and President
            Origin Investment Group, Inc.

Duly executed and agreed as to the Binding Provisions on JULY 24, 2000.

PROSPECTIVE SELLERS:



By:  _/S/ KENT BUSSE_____________________
Name:  Kent Busse
Its:    PRESIDENT